UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 31, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106	13D	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS Darcie S. Glazer Irrevocable Exempt Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,503,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,503,171

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,503,171
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G5784H106	13D	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS Darcie Glazer Kassewitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,503,171
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,503,171

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,503,171
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G5784H106	13D	Page 4 of 8 pages

1	NAMES OF REPORTING PERSONS DSGT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. G5784H106	13D	Page 5 of 8 pages

Explanatory Note

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement. This Amendment No. 6 relates solely to a release of shares from a pledge and transfer between two related entities, and does not indicate any conversion or sale of shares.

ITEM 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

Release of Pledged Shares.

On August 7, 2020, DSGT Holdings LLC repaid its obligations under the previously disclosed August 2017 line of credit agreement with CPPIB Credit Investments Inc. and Albacore Partners I Investment Holdings B DAC (the “CPPIB Loan Agreement”). As a result, the 603,806 Class A ordinary shares and 2,385,091 Class B ordinary shares of the Issuer pledged pursuant to the CPPIB Loan Agreement were released from the pledged and the CPPIB Loan Agreement was terminated according to its terms.

Assignment of Shares.

On August 31, 2020, DSGT Holdings LLC, assigned 603,806 Class A ordinary shares and 2,385,091 Class B ordinary shares of the Issuer (the “Assigned Shares”) to the Darcie S. Glazer Irrevocable Exempt Trust in an estate planning transaction.  No consideration was paid by the Darcie S. Glazer Irrevocable Exempt Trust for the Assigned Shares.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based on 40,570,967 Class A ordinary shares outstanding as of June 30, 2019.

CUSIP No. G5784H106	13D	Page 6 of 8 pages

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Darcie S. Glazer Irrevocable Exempt Trust	21,503,171	35%	0	21,503,171	0	21,503,171
Darcie Glazer Kassewitz	21,503,171	35%	0	21,503,171	0	21,503,171
DSGT Holdings LLC	0	0%	0	0	0	0

The Trust is the record holder of 20,899,365 Class B ordinary shares, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder.  The Trust is the record holder of 603,806 Class A ordinary shares.  The Trustee is a trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust.

(c) Except as reported in Item 4 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Class A ordinary shares of the Issuer.

(d) None.

(e) As of August 31, 2020, following the assignment of shares described in Item 4 above, from DSGT Holdings LLC to the Darcie S. Glazer Irrevocable Exempt Trust for no consideration as part of an estate planning transaction, DSGT Holdings LLC ceased to be the beneficial owner of any of the Class A ordinary shares of the issuer.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is amended and supplemented as follows:

Item 4 above summarizes certain updates to the CPPIB Loan Agreement and the shares pledged pursuant thereto and is incorporated herein by reference.

Item 4 above summarizes certain provisions of the Assignment of Shares and is incorporated herein by reference.  A copy of the Assignment of Shares is attached as an exhibit to this Statement, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G5784H106	13D	Page 7 of 8 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement (incorporated by reference to Exhibit 1 to the Statement filed by the Reporting Persons on August 23, 2013).

CUSIP No. G5784H106	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      August 31, 2020

Darcie S. Glazer Irrevocable Exempt Trust

By:	/s/ Darcie Glazer Kassewitz
Name: Darcie Glazer Kassewitz
Title: Trustee

Darcie Glazer Kassewitz

/s/ Darcie Glazer Kassewitz
Name: Darcie Glazer Kassewitz

DSGT Holdings LLC

By:	Darcie S. Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Darcie Glazer Kassewitz
Name: Darcie Glazer Kassewitz
Title: Trustee